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                                                                    EXHIBIT 99.1

                                                                  EXECUTION COPY

           FIRST SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated March 30, 2001 among Galen Holdings plc, a Northern Ireland Company ("Galen"), Warner Chilcott, Inc., a Delaware corporation (the "Issuer"), Warner Chilcott Public Limited Company, a public limited company organized under the laws of the Republic of Ireland ("Parent"), and The Bank of New York, as trustee under the indenture referred to below (the "Trustee").

                               W I T N E S S E T H

           WHEREAS, the Issuer and Parent have heretofore executed and delivered to the Trustee an indenture (the "Indenture"), dated as of February 15, 2000 providing for the issuance of an aggregate principal amount of $200,000,000 of 12 5/8% Senior Notes due 2008 (the "Notes");

           WHEREAS, Section 9.01 of the Indenture provides that Parent, Issuer, Subsidiary Guarantors and the Trustee may amend the Indenture or the Notes without notice to or consent of any Securityholders for the purpose of providing an additional guaranty; and

           WHEREAS, Galen has determined to provide a guaranty of payment of principal and interest with respect to the Notes; and

           WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

           NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, Galen, Parent, Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

           1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

           2. MODIFICATION OF DEFINED TERMS. Section 1.01 is hereby amended as follows:

                    a. The definition of the term "Guarantor" is hereby amended and restated in its entirety as follows:

                    "Guarantor" means Warner Chilcott Public Limited Company, a public limited company organized under the laws of the Republic of Ireland, Galen Holdings PLC, a public limited company organized under the laws of Northern Ireland, and their respective successors and any of their respective current or future domestic subsidiaries that enter into a Guaranty Agreement.

                    b. The definition for the term "Galen" is hereby added to read as follows:

                    "Galen" means Galen Holdings PLC, a public limited company incorporated under the laws of Northern Ireland.

           3. AGREEMENT TO GUARANTEE. Article X of the Indenture is hereby amended and restated in its entirety as follows:
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                                   ARTICLE 10

                                    Guaranty

                  SECTION 10.01. Guaranty. Parent and Galen jointly and severally hereby absolutely, unconditionally and irrevocably guarantee the Securities and obligations of Issuer hereunder and thereunder on a senior, unsecured basis, and guarantee to each Holder of a Security authenticated and delivered by the Trustee, and to the Trustee on behalf of such Holder, that: (a) the principal of (and premium, if any) and interest on the Security shall be paid in full when due, whether at Stated Maturity, by acceleration or otherwise (including, without limitation, the amount that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Law), together with interest on the overdue principal, if any, and interest on any overdue interest, to the extent lawful, and all other obligations of Issuer to the Holders or the Trustee hereunder or thereunder shall be paid in full or performed, all in accordance with the terms hereof and thereof, and (b) in case of any extension of time of payment or renewal of any Security or of any such other obligations, the same shall be paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise, subject, however, in the case of clauses
(a) and (b) above, to the limitations set forth in Section 10.04 hereof.

                  Each of Parent and Galen hereby agrees that their respective obligations hereunder shall be unconditional irrespective of the validity, regularity or enforceability of the Securities or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Securities with respect to any provisions hereof or thereof, the recovery of any judgment against Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.

                  Parent and Galen hereby waive (to the extent permitted by law) the benefits of diligence, presentment, demand for payment, filing of claims with a court in the event of insolvency or bankruptcy of Issuer, any right to require a proceeding first against Issuer or any other Person, protest, notice and all demands whatsoever and covenants that the Guaranty of Parent and Galen shall not be discharged as to any Security except by complete performance of the obligations contained in such Security and such Guaranty. Each of Parent and Galen hereby agrees that, in the event of a default in payment of principal (or premium, if any) or interest on such Security whether at its Stated Maturity, by acceleration, purchase or otherwise, legal proceedings must be instituted by the Trustee on behalf of, or by, the Holder of such Security, subject to the terms and conditions set forth in this Indenture, directly against Parent and Galen jointly and severally to enforce their Guaranty without first proceeding against Issuer. Parent and Galen agree that if, after the occurrence and during the continuance of an Event of Default, the Trustee or any of the Holders are prevented by applicable law from exercising their respective rights to accelerate the maturity of the Securities, to collect interest on the Securities, or to enforce or exercise any other right or remedy with respect to the Securities, Parent and Galen shall be jointly and severally responsible for and shall pay to the Trustee for the account of the Holders, upon demand therefor, the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by the Trustee or any of the Holders.


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                  If any Holder or the Trustee is required by any court or
         otherwise to return to Issuer, Parent or Galen, or any custodian, trustee, liquidator or other similar official acting in relation to any of Issuer, Parent or Galen, any amount paid by any of them to the Trustee or such Holder, the Guarantee of Parent and Galen, to the extent theretofore discharged, shall be reinstated in full force and effect. Parent and Galen further agree that, as between Parent and Galen, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of the Guaranty of Parent and Galen, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (y) in the event of any acceleration of such Obligations as provided in Article 6 hereof, such Obligations (whether or not due and payable) shall forthwith become due and payable by Parent and Galen for the purpose of the Guaranty of Parent and Galen.

                  SECTION 10.02. Guaranty of Each Subsidiary Guarantor. Any domestic Subsidiary Guarantor from time to time party hereto, shall jointly and severally, irrevocably and fully and unconditionally Guarantee, on a senior, unsecured basis, the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all Obligations of Issuer under this Indenture and the Securities.

                  Any term or provision of this Indenture notwithstanding, each Subsidiary Guaranty shall not exceed the maximum amount that can be Guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guaranty, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

                  SECTION 10.03. Severability. In case any provision of Parent's or Galen's Guaranty or any other Guaranty shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions thereof shall not in any way be affected or impaired thereby.

                  SECTION 10.04. Limitation of Guarantor's Liability. Parent and Galen and by their acceptance hereof each Holder confirms that it is the intention of all such parties that the Guarantee by Parent and Galen pursuant to its Guaranty not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law or the provisions of its local law relating to fraudulent transfer or conveyance. To effectuate the foregoing intention, the Holders and Parent and Galen hereby irrevocably agree that the obligations of Parent and Galen under their Guaranty shall be limited to the maximum amount that will not, after giving effect to all other contingent and fixed liabilities of Parent and Galen result in the obligations of Holdings under its Guaranty constituting such fraudulent transfer or conveyance.

                  SECTION 10.05. Subrogation. Parent and Galen shall be collectively subrogated to all rights of Holders against Issuer in respect of any amounts paid by Parent and Galen pursuant to the provisions of Section 10.01; provided, however, that, if an Event of Default has occurred and is continuing, neither Parent nor Galen shall be entitled to enforce or receive any payments arising out of, or based upon, such right of


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         subrogation until all amounts then due and payable by Issuer under this
         Indenture or the Securities shall have been paid in full.

                  SECTION 10.06. Reinstatement. Parent and Galen hereby agree that the Guaranty provided for in Section 10.01 shall continue to be effective or be reinstated, as the case may be, if at any time, payment, or any part thereof, of any obligations or interest thereon is rescinded or must otherwise be restored by a Holder to Issuer upon the bankruptcy or insolvency of Issuer, Parent or Galen.

                  SECTION 10.07. Release of Holdings. Concurrently with the discharge, defeasance or the covenant defeasance of the Securities under Section 8.01, Parent and Galen shall be released from all of their Obligations under the Guaranty under this Article 10.

                  SECTION 10.08. Execution and Delivery of Guaranty. To evidence its Guaranty set forth in Section 10.01, each of Parent, Galen and any Subsidiary Guarantor hereby agrees that a notation of such Guaranty substantially in the form included as Exhibit B shall be endorsed by a duly authorized officer of such entity on each Security authenticated and delivered by the Trustee and that this Indenture shall be executed on behalf of each such entity by one of its duly authorized officers.

                  Each of Parent, Galen and any Subsidiary Guarantor hereby agrees that its Guaranty set forth in Section 10.01 and 10.02, respectively, shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Guaranty.

                  If the duly authorized officers of Parent, Galen and any Subsidiary Guarantor whose signatures appear on this Indenture or on their respective Guaranty no longer hold their offices at the time the Trustee authenticates the Security on which a Guaranty is endorsed, the Guaranty shall be valid nevertheless.

                  SECTION 10.09. Benefits Acknowledged. Parent and Galen acknowledge that they will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that their Guarantee and waiver pursuant to their Guaranty are knowingly made in contemplation of such benefits.

         4. NO RECOURSE AGAINST OTHERS. Section 11.10 of the Indenture is hereby amended and restated as follows:

          A director, officer, employee or stockholder, as such, of Parent, Galen or Issuer shall not have any liability for any obligations of Parent, Galen or Issuer under the Securities, any Guaranty or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Securityholder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issue of the Securities and any Guarantee.

         5. GOVERNING LAW. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS


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OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION
WOULD BE REQUIRED THEREBY.

         6. COUNTERPARTS. The parties to this Supplemental Indenture may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Supplemental Indenture.

         7. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

         8. EFFECT ON GALEN. Except as set forth herein, Galen shall not, by virtue of its entering into this Supplemental Indenture, become subject to the provisions of the Indenture.


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           IN WITNESS WHEREOF, the parties hereto have caused this Supplemental
Indenture to be duly executed and attested, all as of the date first above written.

Dated:  March 30, 2001


EXECUTED AS A DEED BY                  )
GALEN HOLDINGS PLC                     )          /s/ R. G. Elliot
Acting by R. G. Elliott and            )          (director)
Alan Armstrong                         )          /s/ Alan Armstrong
                                                  (director/secretary)



                                                  WARNER CHILCOTT, INC.


                                                  By: /s/ R. G. Elliott
                                                  Name: R. G. Elliott
                                                  Title: Chief Financial Officer



EXECUTED AS A DEED BY                  )
WARNER CHILCOTT PLC                    )          /s/ R. G. Elliot
Acting by R. G. Elliott and            )          (director)
Alan Armstrong                         )          /s/ Alan Armstrong
                                                  (director/secretary)


                                                  THE BANK OF NEW YORK
                                                    as Trustee


                                                  By: /s/ Thomas Tabor
                                                  Name:  Thomas Tabor
                                                  Title:    Authorized Signatory


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                                                                       EXHIBIT B



                                    GUARANTY

                  For value received, Galen Holdings plc ("Galen") and Warner Chilcott PLC ("Parent"), have jointly and severally unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of February 15, 2000 among Warner Chilcott, Inc. ("the Issuer"), Warner PLC, and The Bank of New York, as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture dated as of March 23, 2001 among the Issuer, Parent, Galen and the Trustee (as so supplemented, the "Indenture") (a) the due and punctual payment of the principal of, premium, if any, and interest on the Securities (as defined in the Indenture) when due, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of Issuer to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether as stated maturity, by acceleration or otherwise. The obligations of Galen and Parent to the Holders of Securities and to the Trustee pursuant to this Guaranty and the Indenture are expressly set forth in Article 10 of the Indenture for the precise terms of this Guaranty. Each Holder of a Security, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee, on behalf of such Holder, to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee attorney-in-fact of such Holder for such purpose; provided, however, that the Indebtedness evidenced by this Guaranty shall cease to be so subordinated and subject in right of payment upon any defeasance of this Security in accordance with the provisions of the Indenture.


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                  IN WITNESS WHEREOF, the parties hereto have caused this
guaranty to be duly executed and attested, all on March 30, 2001.

Dated:  March 30, 2001


EXECUTED AS A DEED BY                  )
GALEN HOLDINGS PLC                     )                  /s/ R. G. Elliot
Acting by R. G. Elliott and            )                  (director)
Alan Armstrong                         )                  /s/ Alan Armstrong
                                                          (director/secretary)




EXECUTED AS A DEED BY                  )
WARNER CHILCOTT PLC                    )                  /s/ R. G. Elliot
Acting by R. G. Elliott and            )                  (director)
Alan Armstrong                         )                  /s/ Alan Armstrong
                                                           (director/secretary)


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